InterOil Corporation Announces The Retirement Of Phil Mulacek From The Board And The Appointment Of Dr. Michael Hession

PORT MORESBY, Papua New Guinea and HOUSTON, Nov. 18, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil") today announced the retirement from the Board of Directors of its founder, Phil Mulacek, effective November 14th, 2013 and the appointment of the Chief Executive Officer, Dr. Michael Hession to fill that vacancy.

Details of Dr. Hession's background, qualifications and experience were released to the market on his appointment as Chief Executive Officer on July 11, 2013.

Mr. Mulacek built a successful integrated oil and gas company from a concept to an NYSE-listed company with a $US4 billion market capitalization. Mr. Mulacek pioneered InterOil's exploration activities in the Gulf Province of Papua New Guinea (PNG) that resulted in the country's largest natural gas and condensates discoveries, most notably the Elk/Antelope and Triceratops properties.

Mr. Mulacek said, "I thank the many friends over the years who have helped to establish InterOil, a company with world class oil & gas assets. The opportunity to have led InterOil from its humble beginnings to its present position has been very rewarding. It has been my privilege to work with all of our InterOil employees, associates, partners, and with the people of PNG through the past 20 years, many of which have developed to long-term friendships."

Dr. Gaylen Byker, Chairman of InterOil, paid tribute to Mr. Mulacek's contributions to the Company and wished him well for the future.

"Mr. Mulacek put the company on the path to being a significant contributor to the PNG economy and increasing shareholder value. The Board is looking forward to Dr. Hession's future contributions to the Board's work," Dr. Byker said.

Dr. Hession said he was pleased to join the Board when the company was close to monetizing its gas resources.

"I look forward to delivering on our promises, enhancing shareholder value and working closely with the people and Government of Papua New Guinea to provide future revenue and employment for the PNG economy," Dr. Hession said.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media Contacts:

John Hurst
Cannings Corporate Communications
+61-418-708-663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including monetization of its gas resources, enhancing shareholder value, and working closely with the PNG Government. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.